Exhibit 99.1

Zhengye Biotechnology Holding Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Jilin, China, June 4, 2026 (GLOBE NEWSWIRE) -- Zhengye Biotechnology Holding Limited (Nasdaq: ZYBT) (the “Company” or “Zhengye”), a veterinary vaccine manufacturer that encompasses research, development, manufacturing, and sales of veterinary vaccines, with a focus on livestock vaccines in China, announced that the Company had received a written notification letter (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on May 29, 2026, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules 5550(a)(2) for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from April 16, 2026 to May 28, 2026, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 25, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by November 25, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is monitoring the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Zhengye Biotechnology Holding Limited

Through Jilin Zhengye Biological Products Co., Ltd., the Company’s operating entity based in Jilin, China, Zhengye Biotechnology Holding Limited focuses on the research, development, manufacturing, and sales of veterinary vaccines, with an emphasis on vaccines for livestock. For over 20 years, the operating entity has been committed to enhancing the health of animals. The operating entity has 50 veterinary vaccines, including vaccines for swine, cattle, goats, sheep, poultry, and dogs. The operating entity’s products are available in 29 provincial regions across China and are exported overseas to Vietnam, Pakistan, and Egypt as of the date of this press release. The operating entity has three veterinary vaccine production floors (including 13 vaccine production lines), one quality examination center, and one animal facility for vaccine development, all operating in accordance with Good Manufacturing Practices for Veterinary Drugs issued by the Ministry of Agriculture and Rural Affairs of the PRC. For more information, please visit the Company’s website: http://ir.jlzybio.com.

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the United States Securities and Exchange Commission.

For more information, please contact:

Zhengye Biotechnology Holding Limited

Investor Relations Department

Email: ir@jlzybio.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com